

Why All Shareholder Voices, Even Passive Ones, Matter
By JONATHAN LITT
July 20, 2017

The popularity of index funds and passive investing strategies continues to grow in America. Their collective assets have swelled to more than $6 trillion in recent years. This surge has reignited the long-running debate about whether active or passive investment approaches should reign supreme in today's financial world.

But a new twist has recently grabbed the spotlight in this conversation — centered on what role these index funds should play (or shouldn't play) in contested situations where shareholder votes can determine a company's future.

The focus on this issue is a consequence of the continued prominence of activist investing. Through June 2017, 320 companies based in the United States have been subject to an investor who publicly advocates change or makes demands to improve corporate governance, shift strategies or shake up management. Over a quarter of these cases have been at large companies with market capitalizations of more than $10 billion.

Because of the sizable investment that index funds like State Street, Vanguard and BlackRock now have in so many companies, they often essentially become the swing votes in proxy fights, determining whether an activist's nominees or the company's nominees get elected to the board.

Lately, a chorus has been growing to strip the indexes of these voting rights. Some have argued that because these funds are passive, that alone should disqualify them from voting. Others contend that they don't have sufficient bandwidth to go in-depth on companies and situations as active shareholders can and are not as incentivized to address poor corporate governance issues that hurt ordinary investors.

As an activist investor who recently lost an expensive, monthslong proxy campaign where a lack of support from the indexes was the difference, you might expect me to be firmly in the camp advocating to disarm these funds. You would be wrong.

I believe that when it comes to public companies in America today, it is critical to remember that the deck is stacked against all shareholders. As a rule, management and boards have tremendous control over companies. That is why both passive and active shareholders must work together to make their voices heard.

The philosophies of proxy voting groups at the large index funds have been evolving, with improved corporate governance at the top of the agenda. It is inevitable that these governance groups will get bigger, and specialization among the professionals will increase, paving the way for more nuanced feedback and engagement with both sides during proxy contests.

It is true that there are cases where I don't agree with the decisions of the index funds. In our recent Taubman Centers proxy contest, we asked shareholders to replace the chairman and lead director. Just days before the vote, Taubman's board agreed to destagger and refresh the board (moving to a board elected every year) — two top priorities for the passive funds in the stock.

Despite receiving nearly unanimous support from active managers and full support from the proxy advisory firms Institutional Shareholder Services, Glass Lewis and Egan Jones, votes from the index funds combined with the Taubman family's 30 percent vote won the day for the company.

The silver lining for all shareholders seeking change was that a board and management team that had previously ignored the will of shareholders got a loud and clear wake-up call: disenfranchising shareholders, maintaining poor corporate governance policies and underperforming peers are simply unacceptable.

It's understandable that in this case the passive investors took the opportunity to effect real governance change in a proxy contest. Many of the active common shareholders were concerned that this change did not go far enough, a concern we shared.

I am, however, optimistic that these passive funds will increasingly be willing to engage with activist investors.

This dialogue will help passive investors better use the knowledge and experience fundamental investors can bring through their years of engagement with these companies and the individuals that run them.

Ultimately all investors — active, passive and activist — need each other to help instill accountability and fight back against poor governance, underperformance and corporate self-enrichment at the expense of shareholders.

Jonathan Litt is the founder and chief investment officer of Land & Buildings Investment Management.

https://www.nytimes.com/2017/07/20/business/dealbook/why-all-shareholder-voices-even-passive-ones-matter.html

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